Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399
[LOGO]






A railroad that is critical to Montreal's position in North America





Notes for remarks by
Paul M. Tellier
PRESIDENT AND CHIEF EXECUTIVE OFFICER
CANADIAN NATIONAL RAILWAY COMPANY



at the Canadian Club of Montreal




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Montreal, Quebec
March 6, 2000



(Please check against delivery)


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Thank you for this opportunity to speak to the Canadian Club of Montreal.

CN has very deep roots in this city. It has been our headquarters for 81 years. We held our first annual meeting of shareholders here in 1996, and I'm very pleased to tell you we will hold our fifth annual meeting of shareholders here on April 19.

As a proud Montrealer, I'm excited about the economic growth in our city:

o    A high-tech boom in biotechnology, information technology, and aerospace;

o    Some 57,000 new jobs in the last six months;

o    Unemployment at an all-time low.


                        Montreal an international centre
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Many of the new jobs have been created because Montreal companies are globally competitive and have put Montreal on the international map. These companies help create a virtuous cycle where their success builds a stronger business environment for everyone.

Montreal's new economic strength comes from many sources:

o    The quality of our research and learning institutions;

o    The proximity to other centres of global business;

o    The cosmopolitan nature of this city - a great place to live and work;

o The quality of an infrastructure that connects us to the rest of North America and the world.


                           CN an international player
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And so, when I talk of CN's deep roots in this city, there is one contribution that makes me most proud. CN has made Montreal part of a dynamic North American rail network.

We linked Canada from Atlantic to Pacific, and reached down to Chicago.


                                       1    Notes for remarks by Paul M. Tellier
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We extended that network further last year with a merger with the Illinois
Central Railroad, which gave business in Quebec single-line rail service all the way to the Gulf of Mexico. We signed a marketing alliance with Kansas City Southern Railway to give one-call service from Montreal to Mexico City.


                              CN-BNSF transaction
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And last December, we announced another move to strengthen the rail network. We proposed to combine with the second-largest railroad in the United States: the Burlington Northern Santa Fe Railroad - the BNSF.

Let me give you some of the basics of the transaction before talking about its benefits.

CN and BNSF will combine in a new entity, called North American Railways, Inc. The provisions of the CN Commercialization Act will apply:

o    The headquarters of North American Railways, Inc. will be in Montreal;

o    No one will be able to own more than 15 per cent of the voting shares;

o    North American Railways will operate in both official languages.

In addition, the majority of its board members will be resident Canadians. In fact, the board will include prominent Montrealers: Laurent Beaudoin, Raymond Cyr, and Jean Monty.

The combination of CN and BNSF joins strength to strength:

o    The two most efficient railroads in North America;

o    Both have a strong focus on customer service;

o    Both are financially strong.

They will operate as an integrated rail network with a continental reach, with critical new north-south corridors.

The two railroads will retain their identity as operating companies, but will function as an integrated network under common ownership and leadership.

This is not the Americanization of CN. This is turning CN into a major North American carrier while retaining its strong Canadian identity.

When the combination is completed in 2001, Quebec will be served by a railroad that directly links shippers and receivers throughout Canada and 33 states and multiple gateways to Mexico.


                              Strategic rationale
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Why are we making this bold move? And why now?


                                       2    Notes for remarks by Paul M. Tellier
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First, north-south trade is growing:

o    Canada-U.S. trade, growing by 10 per cent;

o    Canada-Mexico trade, by 15 per cent; and

o    U.S.-Mexico trade, by 15 per cent per year.

Shippers are looking for ways to extend their reach on north-south corridors.

Second, the North American economy is becoming more integrated. Forty-two per cent of Canada's GDP is exported, and 85 per cent of our exports go to the U.S.

Third, more and more, our customers themselves are becoming North American. Of our top 20 customers, only a third are located just in Canada. Two-thirds - companies with a strong Quebec presence, like Donohue, Dow Chemical, General Motors and Noranda - have facilities in at least two of the three NAFTA nations. Without an excellent North American transportation service, their Canadian operations will not be able to compete.

Fourth, industry is consolidating. Abitibi Consolidated and Donohue. Smurfit-Stone and St-Laurent Paperboard. Alcan Aluminum, Pechiney and Alsuisse Lonza Group. Consolidation gives economies of scale so that businesses like these can use capital more efficiently.

In the rail industry, it increases traffic density and makes them more cost competitive. Today in the United States, there are four very big U.S. railroads. Even the smallest of them is almost twice as big as CN. If we remain so much smaller than the Big Four U.S. railroads, we risk not being able to serve our customers as well as they can serve theirs. Our combination with Burlington Northern Santa Fe means CN will have the size that counts.


                                       3    Notes for remarks by Paul M. Tellier

And the fifth reason for our combination: shippers need efficient north-south rail service. Canada's railroads were built on an east-west axis. Trucks can take advantage of north-south highway corridors. The trucks are cleaning up in the north-south transportation market. Truck transportation, however, is more expensive than rail. Shippers need single-line north-south rail service.


                              Single-line service
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Single-line service is the key. It is seamless. It is safer. And shippers don't lose time through switching and interchanging. On a single line, we reduce car cycle time, increasing the capacity of our system. We've already seen this happen since our merger with Illinois Central.

And single-line service also means our computer tracking system can tell exactly where a shipment is, and when it will arrive.


                            What it means for Quebec
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Let me talk about what this combination will mean for Quebec. This province sends nearly 84 per cent of its exports to markets in the United States.

Last year, CN shipped over 120,000 carloads from Quebec to the U.S. The cars contained lumber and newsprint; plastics and chemicals; aluminum and cement. They carried intermodal containers that originated in Quebec, and containers brought to the Port of Montreal from across the Atlantic.

Traditionally, the destinations have been the American states closest to us. Quebec newsprint to Chicago. Lumber to Pennsylvania. Aluminum ore and bars to processors in the East.

With the combination with BNSF, we can offer single-line service to new markets in Houston, Denver and Los Angeles. Plastics and chemical companies will have single-line service to Texas and Mexico. Domestic intermodal customers will have a network that puts most of the continent within reach on a single line.

The Port of Montreal can attract traffic to the Western United States. We can offer trans-Atlantic shipping companies a competitive alternative to the markets in Minneapolis-St. Paul now served by CP.


                       Sharper focus on smaller customers
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There's another way that our combination will be good for Quebec. For the past year, CN has implemented a new organizational structure that focuses


                                       4    Notes for remarks by Paul M. Tellier
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more sharply on smaller customers in particular regions. We have aggressive, innovative account managers working with smaller Quebec firms to find ways to make our railroad work for them.

With the CN-BNSF combination, new cost-efficient possibilities open for small businesses in Quebec. Many have not yet considered rail service. We now become a potential solution to reaching their markets.


                               Good for employees
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The transaction is good for our employees in Quebec and across Canada. We have
4,000 employees in this province - 17 per cent of our workforce.

By strengthening our ability to serve customers and compete, the combination makes everyone's job more secure, and more exciting.

I am very pleased that today the Brotherhood of Locomotive Engineers has announced their support for the CN-BNSF combination.


                               Good for shippers
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As for shippers, let me summarize five benefits the CN-BNSF combination gives them:

o New north-south routes into the United States, and additional gateways to Mexico;

o Improved transit times as a result of operating a combined North American system;

o More flexibility to avoid congestion. We showed with our merger with Illinois Central how it was possible to move more efficiently through and around cities like Chicago;

o    The ability to fund capital expenditures that provide better service;

o Responsive customer service through a larger network. CN has set the benchmark in the rail industry for customer focus. We will share our best practices over a much larger network.


                         Leadership in a global economy
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I have been meeting with our customers to explain the transaction and the benefits. Some questions are being asked and CN will take the time to answer them.


                                       5    Notes for remarks by Paul M. Tellier
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One question has to do with who will run the railroad in the future. North
American Railways will be run by the most competent individual available regardless of whether American or Canadian. I am very proud of the team we have assembled on the basis of the CN-IC merger.

Today's corporations draw their talent from the best sources available. They must do this if they want to compete with the best in the world. When you have internationally competitive companies like SNC-Lavalin and Bombardier in your city - and the companies represented at the head table - you draw talent from the rest of the world, and inspire people in your community to reach for the top.


                             No service disruptions
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Another question I've been asked involves service disruptions. Will our combination lead to the kind of disruptions that resulted from some of the other mergers? My reply is, no. And here are the reasons why.

First, CN and BNSF join together end-to-end. There is virtually no overlap and no need for restructuring. We had a similar perfect fit with our merger with Illinois Central last summer, and it went ahead flawlessly.

Second, both CN and BNSF already share the same basic information technology platform - one that we bought from Santa Fe before it merged with Burlington Northern.

Third, there will be no major reorganization following the combination. The people now in place will continue to discharge their current functions.

If there were service disruptions - and there will not be - we will make things right for our customers. This is unprecedented in the rail industry: CN and BNSF are willing to provide written guarantees to our shippers that service will be as good as - or better than - the service they now enjoy.

This is a new standard of service commitment for the industry. We are willing to do it because we believe no shipper should have to bear the risk that a combination might lead to costly and infuriating service disruptions.

                             Availability of choice
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Some shippers are concerned that the combination means losing the choice of alternative routes.

We guarantee that, where shippers now have a choice between two rail carriers, they will still have choice. This combination is not about removing competition. It's about making sure that competition prevails. It's about making sure that railroads are more competitive for the benefit of their customers.


                                       6    Notes for remarks by Paul M. Tellier
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                                   Conclusion
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The transaction is driven by our desire to serve our customers better.

It will increase competition, not reduce it. It will keep railroads themselves more competitive. It will help us compete more effectively against trucks.

Our improved service should lead to improved market share. Growing our revenues will be good for our shareholders.

Positioning CN as a North American company will provide more security and more opportunities for our employees.

It will make Canada more competitive in international markets.

It will benefit Quebec, which exports so much to the United States.

Finally, it will enable CN to make an even greater contribution at the community level. This is a win-win transaction all the way around.

Thank you.


                                       7    Notes for remarks by Paul M. Tellier

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC Website, www.sec.gov, or the website of the Canadian Securities Administration, www.sedar.com. Other filings made by CN on forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary at 514.399.6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at 817.352.6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

This letter contains forward-looking statements regarding future events and the future performance of CN, BNSF and the combined company that involve risk and uncertainties that could cause actual results to differ materially. Those risks and uncertainties include, but are not limited to, customer demand, industry competition and regulatory developments, natural events such as severe weather, floods and earthquakes, the effects of adverse economic conditions affecting the Companies' shippers, changes in fuel prices and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigations. We refer you to the documents that CN, BNSF and the combined company file from time with the United States Securities and Exchange Commission, such as a registration statement related to securities to be used in connection with the proposed business combinations, as well and the Companies' form 10-K, form 40-F, form 10-Q, form 8-K and form 6-K reports, which contain additional important factors that could cause their results to differ from their current expectations and the forward-looking statements contained in this letter.





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Additional copies of this speech are available   La version francaise de cette allocution est disponible
from:                                            de:

Canadian National                                Canadien National
Telephone: (514) 399-7212                        Telephone: (514) 399-7212
Fax: (514) 399-5344                              Telecopieur: (514) 399-5344
www.cn.ca                                        www.cn.ca

Aussi disponible en francais.
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